This is the form of material change report required under section 85(1) of the Securities Act.

FORM 51-102F3

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.	Name and Address of Company

TAG Oil Ltd.
Suite 1407 – 1050 Burrard Street
Vancouver, B.C. V6Z 2S3

Item 2.	Date of Material Change

On or about February 14, 2007

Item 3.	News Release

February 14, 2007 Vancouver, B.C.

Item 4.	Summary of Material Change

TAG Oil Announces Ratanui-1 Results, Updates Operations

Independent Canadian oil and gas company TAG Oil Ltd. (TSX-V: TAO and OTCBB: TAGOF) announced that the Ratanui-1 exploration well in PEP 38741 (TAG 45%) in onshore Taranaki, New Zealand, has reached a Total Depth of 2,120m (6,955’). After evaluation of wireline and drilling data, the Joint Venture (Austral Pacific 55%, TAG 45%) has agreed to plug and abandon the well.

Mangamingi-1:

The Mangamingi-1 well (TAG 100%) in PEP 38758, onshore Taranaki, New Zealand, is now ready for completion and testing.

Cheal:

The Cheal development program in PMP 38156-S (TAG 30.5%), onshore Taranaki, is progressing on-time and on-budget. Production testing has now been initiated on the recently drilled Cheal-B site wells. Cheal B-1 is currently under test and has averaged 170 BOE/D (133 BOPD + 225 mcf/d) in the first seven days of the test program.

Item 5.	Full Description of Material Change

Vancouver, British Columbia – February 14, 2007 – Independent Canadian oil and gas company TAG Oil Ltd. (TSX-V: TAO and OTCBB: TAGOF) announced that the Ratanui-1 exploration well in PEP 38741 (TAG 45%) in onshore Taranaki, New Zealand, has reached a Total Depth of 2,120m (6,955’). After evaluation of wireline and drilling data, the Joint Venture (Austral Pacific 55%, TAG 45%) has agreed to plug and abandon the well.

Mangamingi-1:
The Mangamingi-1 well (TAG 100%) in PEP 38758, onshore Taranaki, New Zealand, is now ready for completion and testing. Certain equipment and personnel from the Ratanui-1 drill site will be moved immediately to the Mangamingi site. TAG anticipates commencement of production testing by the end of the month.

Cheal:
The Cheal development program in PMP 38156-S (TAG 30.5%), onshore Taranaki, is progressing on-time and on-budget. Production testing has now been initiated on the recently drilled Cheal-B site wells. Cheal B-1 is currently under test and has averaged 170 BOE/D (133 BOPD + 225 mcf/d) in the first seven days of the test program.

Kate:
On February 8th 2007, TAG announced the cancellation of the Kate-1 well in the Canterbury Basin, South Island New Zealand. TAG reiterates the company has at all times been prepared to honor its obligations under an Agreement with Green Gate Limited to explore the onshore portion of PEP 38260. TAG had already completed all necessary seismic work and arranged drilling contracts and pre-drilling construction work in anticipation of spudding Kate-1. TAG is continuing to take legal advice.

About TAG Oil:
TAG Oil Ltd. is an independent Canadian oil and gas exploration and production company with a well-balanced portfolio of assets in and around the Canterbury, Taranaki and East Coast basins of New Zealand. With exploration permits totaling 3,105,211 gross acres (net 1,428,393). TAG Oil is one of the largest holders of prospective acreage in New Zealand.

Forward Looking Statements:
Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of TAG Oil. Actual results may vary materially from the information provided in this release. As a result there is no representation by TAG Oil that the actual results realized in the future will be the same in whole or in part as those presented herein. Actual results may differ materially from the results predicted, and reported results should not be considered as an indication of future performance. Factors that could cause actual results to differ from those contained in the forward-looking statements, are set forth in filings that the Company has made, including the Company's most recent reports in Canada under National Instrument 51-102 and in the United States under Forms 20-F and 6K.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Contact:
Garth Johnson
gje@tagoil.com
604-609-3350

# # #

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

None

Item 8.	Executive Officer

Garth Johnson, Corporate Secretary and Chief Financial Officer
(604) 609-3350

Item 9.	Date of Report

February 14, 2007

“Garth Johnson”
Garth Johnson, Corporate Secretary/Chief Financial Officer

Place of Declaration: Vancouver, British Columbia